# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Regents Partners Income Fund IV, LP, CIK 0001987342
CUSIP: 88636V736
Title of class of securities: COMMON STOCK ETC
Address of issuer's principal executive offices: 6322 S 3000 E, SUITE 300, SALT LAKE CITY, Utah (UT), 84121
Date of event which requires filing of this statement: 09/15/2026
Filed by CIK 0001135423
Persons authorized to receive notices and communications: JOE MACK ECKLER, 450 PATES LAKE CT, HAMPTON, Georgia (GA), 30228, 678-449-4089

## Reporting persons
- ECKLER JOE M JR (CIK 0001135423): type of reporting person: individual (IN); citizenship or place of organization: Georgia (GA); source of funds: personal funds (PF); sole voting power 1,335; shared voting power 0; sole dispositive power 1,335; shared dispositive power 0; aggregate amount beneficially owned 0.05 (5% of the class)

## Item 1. Security and Issuer
Title of class of securities: COMMON STOCK ETC
Name of issuer: Regents Partners Income Fund IV, LP
Address of issuer's principal executive offices: 6322 S 3000 E, SUITE 300, SALT LAKE CITY, Utah (UT), 84121

## Item 2. Identity and Background
Name of person filing: JOE MACK ECKLER
Residence or business address:
450 PATES LAKE CT
HAMPTON, GA 30228
Present principal occupation or employment: COUNTY GOVERNMENT
Criminal convictions in the last five years: NONE
Civil proceedings (securities laws) in the last five years: NONE
Citizenship: USA

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: PERSONAL $26000

## Item 4. Purpose of Transaction
Purpose of transaction: INVESTMENT

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 1335 SHARES 5%
Number of shares as to which each person has sole or shared power to vote or dispose: 1335
Transactions in the class effected during the past sixty days: 1335 SHARES @ $19.71 ON 09/15/2026
Other persons with the right to receive dividends or sale proceeds: PEROSN OF JOE MACK ECKLER
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: N/A

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: N/A

## Signatures
- ECKLER JOE M JR: JOE MACK ECKLER, JR., SELF (09/21/2026)